SECUI 09058639 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pragma Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

447 Broadway, 4th Floor
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rod Covlin 212-897-0052
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
100

OATH OR AFFIRMATION

I, Rod Covlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me this 26th day of feb 2009,

Signature

Chief Financial Officer

Title

Notary Public

TIFFANY BEVERLY
Notary Public, State of New York
No. 01BE6159838
Qualified in Queens County
Commission Expires Jan. 29, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES, LLC
(A Limited Liability Company)

Facing Page

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Members
Pragma Securities, LLC

We have audited the accompanying statement of financial condition of Pragma Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2008, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective January 1, 2008, the Company began reporting its revenue on a gross basis.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 27, 2009

PRAGMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 607,892
Due from brokers, net of allowance for doubtful accounts	2,143,549
Fixed assets, net	48,024
Other assets	45,402
Total	$ 2,844,867

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 14,375
Due to affiliates	2,116,359
Total	2,130,734
Members' equity	714,133
Total	$ 2,844,867

See Notes to Financial Statements.

PRAGMA SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commission income	$16,585,678
Other income	19,732
Total revenue	16,605,410
Expenses:	
License fee	15,615,846
Marketing fee	651,145
Management fee	11,139
Compliance fee	15,325
Occupancy costs	12,000
Professional fees	27,425
Depreciation	19,238
Registration fees	24,768
Other expenses	7,114
Bad debts	2,025
Total expenses	16,386,025
Net Income	$ 219,385

See Notes to Financial Statements.

PRAGMA SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

Balance, beginning of year	$ 494,748
Net income	219,385
Balance, end of year	$ 714,133

See Notes to Financial Statements.

PRAGMA SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net income	$ 219,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	2,025
Depreciation	19,238
Changes in operating assets and liabilities:	
Due from brokers	(1,689,989)
Other assets	(37,824)
Due to affiliates	1,674,811
Accrued expenses and other liabilities	2,558
Net cash provided by operating activities	190,204
Net increase in cash and cash equivalents	190,204
Cash and cash equivalents, beginning of year	417,688
Cash and cash equivalents, end of year	$ 607,892

See Notes to Financial Statements.

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company has entered into a master re-licensing agreement with an affiliated company, Pragma Financial Systems LLC ("PFS") for nonexclusive use of its proprietary software known as TradeEngine. Under this agreement, the Company may allow institutional funds and other broker dealers to use the TradeEngine software on a per share commission split arrangement. The Company pays PFS 98% of the commissions it collects as a licensing fee. PFS is owned by essentially the same members of the Company.

In prior years, the Company had been in the development stage.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2008, the Company has uninsured cash and cash equivalent balances of $608,417.

Revenue recognition:

Commission income is recorded on a trade-date basis. Beginning January 1, 2008, the Company determined that its revenue should be recorded on a gross basis rather than net of licensing fees as in prior years.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective percentage ownership of the Company. However, the Company is subject to New York City unincorporated business tax ("UBT") on partnerships operating in New York City. Based upon the allocation factor to New York City, UBT taxes are not material. Deferred income taxes are also not material.

Note 2 - Significant accounting policies (concluded):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses, during the reporting period. Actual results could differ from those estimates.

New accounting pronouncements:

In June 2006, Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109," was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff Position ("FSP") FIN 48-3 deferred adoption for most nonpublic enterprises to annual periods beginning after December 15, 2008. Many pass-through entities have not previously applied the provisions of SFAS No. 109 and during the deferral period the FASB plans to issue guidance on how to apply the provisions of FIN 48 to these entities. The Company, pursuant to the FSP, has elected to defer its application until its required effective date of January 1, 2009. Management does not expect the adoption of FIN 48 to have a material effect on the Company's financial condition or results of operations.

Note 3 - Due from brokers:

Amounts due from brokers are the gross billings for commissions related to the re-licensing of TradeEngine. Due from broker is stated at the amount that management expects to collect on the outstanding balances. Management provides for probable uncollectible amounts by a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. The primary risk for uncollectible amounts rests with the affiliated company PFS and accordingly, uncollectible amounts are offset by a reduction of the license fee due to PFS, and such reduction is included as a reduction to bad debt expense.

Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to due from brokers.

The Company performs ongoing credit evaluations of its customers to minimize risk and generally does not require collateral. A provision has been made for estimated uncollectible amounts based on historical collection experience and current credit considerations. The allowance for doubtful accounts as of December 31, 2008 is approximately $101,000.

Note 4 - Software license agreement:

The Company entered into a software licensing agreement on May 1, 2006 with PFS. The license allows the Company to use a software product for the Company's own internal business purposes. The agreement provides for a minimum payment of $5,000 for use of the software and additional payments based on volume. The Company may terminate this agreement upon 30 days notice to PFS.

The Company entered into reseller licensing agreement on December 1, 2006 with PFS. The license allows the Company to sub-license the product to customers of the Company. Effective January 1, 2007, the Company remits 98% of the re-licensing fees to PFS.

Note 5 - Related party transactions:

In 2007, the Company entered into an agreement with Weeden & Co LP ("Weeden"). The agreement provides that the Company supplies algorithmic trading software to Weeden in exchange for a portion of the net commissions derived from Weeden's customers' usage of the Company's algorithmic trading system. The Company also charges Weeden a fee per share for internal use of the software. In 2008, the Company entered into an agreement with Weeden, which requires that the Company provide 35% of its fee income derived from a trade engine product known as Peak and NYSE license fee to Weeden. The Company has a marketing agreement with Weeden under which Weeden earned fees of $651,145 for the year ended December 31, 2008. As of December 31, 2008, the Company has a payable to Weeden of $241,659 which is included in due to affiliates. At December 31, 2008, 15% of the Company was owned by the parent of Weeden.

The Company received approximately 88% of its commissions from Weeden. The amount of commission earned from Weeden was $14,580,849 for the year ended December 31, 2008. The Company has a receivable in the amount of $1,453,214 as of December 31, 2008 from Weeden.

As stated in Note 4, the Company has a master re-licensing agreement with PFS, a company owned by essentially the same members of the Company. Licensing fees under this agreement were $15,615,846 for the year ended December 31, 2008. As of December 31, 2008, the Company has a payable to PFS in the amount of $1,874,700 which is included in due to affiliates.

As stated in Note 7, the Company leases office space from PFS on a month-to-month basis.

The Company paid a management fee of $11,139 to PFS for the year ended December 31, 2008.

Note 6 - Fixed assets:

At December 31, 2008, fixed assets consist of the following:

	Useful Lives	Amount
Computer equipment	5 years	$96,189
Less accumulated depreciation and amortization		48,165
Total		$48,024

Depreciation expense for the year ended December 31, 2008 was $19,238.

Note 7 - Commitments:

Effective January 1, 2007, the Company leases office space on a month-to-month basis from PFS. Rent charged to operations under this operating lease was $12,000 for the year ended December 31, 2008.

Note 8 - Net capital requirement:

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital would exceed 10:1. At December 31, 2008, the Company has regulatory net capital of $570,511, which was $428,462 in excess of its required minimum regulatory net capital of $142,049. The Company's ratio of aggregate indebtedness to net capital was 3.73 to 1.

Note 9 - Subsequent event:

In January 2009, most of the members of the Company and PFS formed a new Company known as Pragma Group Investors LLC ("PGI"). PGI and the parent of Weeden formed Pragma Weeden Holdings, LLC. ("PWH") In connection with the transaction, the Company's rights to certain TradeEngine products were contributed by PGI to PWH. PWH will own 100% of the Company and PFS. Weeden will provide clearing and execution services to the Company for a fee.

PRAGMA SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net capital:	
Total members' equity	$ 714,133
Deduct non allowable assets and charges:	
Due from brokers	38,038
Fixed assets	48,024
Other assets	45,402
Total	131,464
Net capital before haircuts on securities positions	582,669
Haircuts on money market funds	12,158
Net capital	$ 570,511
Aggregate indebtedness – total liabilities	$ 2,130,734
Computation of basic net capital requirement (6 2/3% of aggregate indebtedness or $5,000):	
Minimum net capital required	$ 142,049
Excess of net capital	$ 428,462
Excess net capital at 1,000%	$ 357,438
Ratio of aggregate indebtedness to net capital	3.73 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing submitted on February 27, 2009.

See Report of Independent Public Accountants.

PRAGMA SECURITIES, LLC

SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3
DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Members
Pragma Securities, LLC

In planning and performing our audit of the financial statements of Pragma Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the Company as of and for the year ended December 31, 2008 and this does not affect our report thereon dated February 27, 2009.

At December 31, 2008, our audit uncovered certain financial misstatements that directly affected the net capital reported by the Company in its unaudited FOCUS filing for the period ended December 31, 2007, as well as for the periods ended March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008. Specifically, the Company's unaudited Supplemental Schedule I – Computation of Net Capital under Rule 15c3-1 of the SEC as required by Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2007 presented an owners' equity amount that did not agree to the audited statement of financial condition. The Company did not properly classify its assets and liabilities which resulted in an understatement of non-allowable assets in its unaudited FOCUS filings for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008. In addition, the appropriate haircut on money market funds was not applied to the computation of net capital in all of the aforementioned unaudited FOCUS filings in accordance with SEC rule 15c3-1. In the opinion of management, these misstatements resulted from the Company's significant growth and the need for accounting staff with broker-dealer industry experience to oversee the financial reporting process that this growth brought to light. The Company has recently hired a controller with relevant brokerage experience and has been in an ongoing search for a Chief Financial Officer. On February 27, 2009, the Company filed

amended unaudited FOCUS reports for the periods ended December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008. The Company is in the process of restating Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2007, which will be included in an amended filing of its financial statements as of and for the year ended December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
February 27, 2009

Pragma Securities, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2008